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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                 )*

Superconductor Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

867931602

(CUSIP Number)

Allied Integral United, Inc. 8800 Village Drive, 2nd Floor San Antonio, Texas 78217

(210) 451-0939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 867931602

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Allied Integral United, Inc. 83-1245437
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Superconductor Technologies Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 15511 W. STATE HWY 71, SUITE 110-105, AUSTIN TX 78738.

Item 2.	Identity and Background

(a) (b) and (c)

Name: Allied Integral United, Inc., a Delaware corporation (the “Reporting Person”).

8800 Village Drive, 2nd Floor, San Antonio, Texas 78217

The principal business of the reporting person is providing care and wellness products and services.

(d) (e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 2020, a subsidiary of the Reporting Person entered into a security purchase agreement with the Company for the purchase of 4,000,000 shares of the Company’s Common Stock. The purchase price for such shares was paid by transfer of equity interest in a subsidiary of the Reporting Person described in Item 5, below. The purchase of the shares closed on July 6, 2020.

Item 4.	Purpose of Transaction

The reporting person is party to an Agreement and Plan of Merger dated as of February 26, 2020, as amended, under which the Reporting Person would acquire additional securities of the Company upon the closing of the proposed merger under such agreement. Such Agreement and Plan of Merger would:

1.

Result in the acquisition of the Company by the stockholders of the Reporting Person by a merger of a wholly owned subsidiary of the Company with the Reporting Person, under which the Reporting Person would be the surviving constituent entity and the Company will issue securities to the stockholders of the Reporting Person.

2.	Result in a change in the present board of directors or management of the Company as described in such Agreement and Plan of Merger.

3.	Result in a material change in the present capitalization of the Company as described in such Agreement and Plan of Merger.

4.	Result in a material change in the Company’s business or corporate structure as described in such Agreement and Plan of Merger.

5.	Such Agreement and Plan of Merger provides for a termination fee which may impede the acquisition of control of the Company by any person.

Such Agreement and Plan of Merger and the proposed merger transaction was reported by the issuer by a Form 8-K filed on March 3, 2020, which agreement was amended as reported by the Company by a Form 8-K filed on May 18, 2020.

Item 5.	Interest in Securities of the Issuer

(a)

On July 6, 2020, the Reporting Person acquired 4,000,000 shares of Common Stock in a private transaction pursuant to which the Reporting Person transferred preferred limited liability company interest in Naples JV LLC, a Delaware limited liability company (“Naples JV”) and a subsidiary of the Reporting Person, and the Company was admitted a member in Naples JV and a party to the limited liability company agreement of Naples JV.

(b)	The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition, of such shares of Common Stock.

(c)	None.

(d)	None.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is party to:

•	The Agreement and Plan of Merger, as amended, as described in Item 4, above.

•	The Limited Liability Company Agreement of Naples JV LLC, as described in Item 5, above.

•

The Reporting Person is a party to a Registration Rights Agreement with the Company, pursuant to which the Reporting Person has the right to require the Company to register the shares of Common Stock acquired by the Reporting Person under the conditions provided in such agreement.

Item 7.	Material to Be Filed as Exhibits

1.

Agreement and Plan of Merger, dated as of February 26, 2020, by and among Superconductor Technologies Inc., AIU Special Merger Company, Inc. and Allied Integral United, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-21074), filed on March 3, 2020).

2.

Amendment, dated as of May 12, 2020, to Amendment No 1 to Agreement and Plan of Merger, by and among Superconductor Technologies Inc., AIU Special Merger Company, Inc. and Allied Integral United, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-21074), filed on May 18, 2020).

3.

Securities Purchase Agreement between Superconductor Technologies Inc. and Allied Integral United, Inc. dated as of June 30, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-21074), filed on July 6, 2020).

4.

Amended and Restated Limited Liability Company Agreement of Naples JV LLC between Superconductor Technologies Inc and Clearday Naples LLC, dated as of July 6, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-21074), filed on July 6, 2020).

5.

Registration Rights Agreement between Superconductor Technologies Inc. and Allied Integral United, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 000-21074), filed on July 6, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2020

Signature: /s/ James Walesa

Name/Title James Walesa, Chief Executive Officer

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